Exhibit 21

List of Subsidiaries

NAME	STATE OR JURISDICTION OF ORGANIZATION
Pacinian Corporation	Delaware

Synaptics International, Inc.	California

Synaptics Hong Kong Limited	Hong Kong

Synaptics Europe Sarl	Switzerland

Synaptics Holding GmbH	Switzerland

Synaptics LLC	Delaware

Synaptics (Shanghai) Company Limited	China

Synaptics Japan (K.K.) Limited	Japan

Synaptics Canada Limited	Canada

Validity Sensors, LLC	Delaware

Validity Biometric Sensors (India) Private Limited	India